                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                AMENDMENT NO.1

                                   ICO, INC.
            --------------------------------------------------------
                                (NAME OF ISSUER)


                      COMMON STOCK, NO PAR VALUE PER SHARE
            --------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   449293109
            --------------------------------------------------------
                                 (CUSIP NUMBER)


                                 DAVID M. GERST
                                725 CAMELOT LANE
                              HOUSTON, TEXAS 77024
                                 (281) 365-0923
            --------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JUNE 7, 2001
            --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                              CUSIP NO. 449293109

(1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

     Dr. Al O. Pacholder
     --------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]

     (b)  [ ]
          ---------------------------------------------------------------

(3)  SEC Use Only

     --------------------------------------------------------------------

(4)  Source of Funds

     PF, OO
     --------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [ ]
     --------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States citizen
     --------------------------------------------------------------------


Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------
(7)  Sole Voting Power               252,955
--------------------------------------------------------------------
(8)  Shared Voting Power             807,270
--------------------------------------------------------------------
(9)  Sole Dispositive Power          252,955
--------------------------------------------------------------------
(10) Shared Dispositive Power        807,270
--------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,060,225
     --------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [X]
     --------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     4.7%
     --------------------------------------------------------------------

(14) Type of Reporting Person

     IN
     --------------------------------------------------------------------

                                       2
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                              CUSIP NO. 449293109


(1) Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only)

     David M. Gerst
     --------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]

     (b)  [   ]
          ---------------------------------------------------------------

(3)  SEC Use Only

     --------------------------------------------------------------------

(4)  Source of Funds

     00
     --------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [    ]
     --------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States citizen
     --------------------------------------------------------------------

Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------
(7)  Sole Voting Power                53,350
--------------------------------------------------------------------
(8)  Shared Voting Power              0
--------------------------------------------------------------------
(9)  Sole Dispositive Power           53,350
--------------------------------------------------------------------
(10) Shared Dispositive Power         0
--------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     53,350
     --------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [X]
     --------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     Less Than 1%
     --------------------------------------------------------------------

(14) Type of Reporting Person

     IN
     --------------------------------------------------------------------

                              CUSIP NO. 449293109


(1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Jon C. Biro
     --------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group

     (a)  [X]
          ---------------------------------------------------------------
     (b)  [   ]
          ---------------------------------------------------------------

(3)  SEC Use Only

     --------------------------------------------------------------------

(4)  Source of Funds

     PF, OO
     --------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [     ]
     --------------------------------------------------------------------

(6)  Citizenship or Place of Organization

     United States citizen
     --------------------------------------------------------------------

Number of Shares Beneficially owned by each reporting person with
--------------------------------------------------------------------
(7)  Sole Voting Power                53,844
--------------------------------------------------------------------
(8)  Shared Voting Power              12,000
--------------------------------------------------------------------
(9)  Sole Dispositive Power           53,844
--------------------------------------------------------------------
(10) Shared Dispositive Power         12,000
--------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     65,844
     --------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
     --------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

     Less than 1%
     --------------------------------------------------------------------

(14) Type of Reporting Person

     IN
     --------------------------------------------------------------------

                                       4
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                               INTRODUCTORY NOTE

     This Amendment No. 1 to Schedule 13D (the "Amendment") is being filed on behalf of the individuals listed on the cover page to supplement and amend certain information set forth in Schedule 13D relating to securities of ICO, Inc. (the "Company"), originally filed on May 17, 2001 (the "Original Statement"), with respect to no par value common stock ("Common Stock") of the Company. Unless otherwise indicated, each capitalized term used but not defined shall have the meaning assigned to such term in the Original Statement. Unless amended or restated, the Original Statement remains in effect.

                                       5
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ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is supplemented as follows:

     On June 5, 2001, a Standstill Agreement (attached hereto as Exhibit 1 and incorporated herein by reference) was entered into between Dr. Asher O. Pacholder ("Pacholder"), Sylvia A. Pacholder, Robin E. Pacholder, Tom D. Pacholder, David M. Gerst (each a member of, and collectively, the "Pacholder Group"), Pacholder Associates, Inc. and Travis Street Partners, LLC.

     Under the terms of the Standstill Agreement, no member of the Pacholder Group, among other things, (i) will or will permit any entity under the control of such member to directly or indirectly solicit proxies with respect to any of the Company's securities entitled to vote for directors ("Voting Securities");
(ii) acquire directly or indirectly ownership of Voting Securities, except upon the exercise of vested stock options held by members of the Pacholder Group as of June 5, 2001, or the Company's 10-3/8% Senior Notes dues 2007; (iii) join any group for the purpose of acquiring, holding, voting or disposing of Voting Securities; or (iv) initiate or induce any other party to initiate any proposal or tender offer to acquire any Voting Securities.

     On June 7, 2001, the Company entered into termination agreements (collectively, the "Termination Agreements") (attached hereto as Exhibits 2-6 and incorporated herein by reference) with each member of the Pacholder Group.

     Under the terms of the Termination Agreement, the Company terminated each member of the Pacholder Group from all of their respective positions with the Company and its affiliates or subsidiaries (except any positions held in Pacholder Associates, Inc. or the Pacholder High Yield Fund). In addition, the Company accepted the resignations of Pacholder and Sylvia A Pacholder as directors of the Company. The Company then elected the following individuals to the offices set forth next to their name: John Williamson, Chairman of the Board of Directors; Timothy J. Gollin, President and Chief Executive Officer, and Christopher N. O'Sullivan, Vice Chairman and Chief Financial Officer. Messrs. Gollin and O'Sullivan have also been appointed to the Company's Board of Directors.

     Additionally, as disclosed in the Original Statement, Pacholder is also a member of a group in connection with a voting agreement (the "Agreement") to which he is a party. The Company's Board of Directors adopted a resolution providing that the agreement be terminated (attached hereto as Exhibit 7 and incorporated herein by reference). The number of shares beneficially owned by Pacholder covered by this Amendment do not include those shares which were previously subject to the Agreement. Additionally, subsequent to the termination of the Agreement, each member of the Pacholder Group has a beneficial ownership of less than 5% of the Company's outstanding capital stock.

                                       6
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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

1.   Standstill Agreement

2. Termination Agreement by and between Asher O. Pacholder and ICO, Inc., effective as of June 7, 2001.

3. Termination Agreement by and between Sylvia A. Pacholder and ICO, Inc., effective as of June 7, 2001.

4. Termination Agreement by and between Robin E. Pacholder and ICO, Inc., effective as of June 7, 2001.

5. Termination Agreement by and between David M. Gerst and ICO, Inc., effective as of June 7, 2001

6. Termination Agreement by and between Tom D. Pacholder, ICO, Inc. and Wedco, Inc., a New Jersey corporation and wholly-owned subsidiary of ICO, Inc., effective as of June 7, 2001.

7.   Board Resolution Terminating the Agreement.

                                       7
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     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2001


                               /s/ Dr. Al O. Pacholder
                               --------------------------------------
                               Dr. Al O. Pacholder


                               /s/ Jon C. Biro
                               --------------------------------------
                               Jon C. Biro


                               /s/ David M. Gerst
                               --------------------------------------
                               David M. Gerst

                                       8
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                                 EXHIBIT INDEX


EXHIBIT
  NO.         DESCRIPTION
---------     -----------

   1.         Standstill Agreement

   2. Termination Agreement by and between Asher O. Pacholder and ICO, Inc., effective as of June 7, 2001.

   3. Termination Agreement by and between Sylvia A. Pacholder and ICO, Inc., effective as of June 7, 2001.

   4. Termination Agreement by and between Robin E. Pacholder and ICO, Inc., effective as of June 7, 2001.

   5. Termination Agreement by and between David M. Gerst and ICO, Inc., effective as of June 7, 2001.

   6.         Termination Agreement by and between Tom D. Pacholder, ICO, Inc.
              and Wedco, Inc., a New Jersey corporation and wholly-owned subsidiary of ICO, Inc., effective as of June 7, 2001.

   7.         Board Resolution Terminating the Agreement

                                       9